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                                [BUTLER LETTERHEAD]

FOR IMMEDIATE RELEASE

BUTLER MANUFACTURING COMPANY
COMPLETES SALE OF GRAIN SYSTEMS DIVISION;

BOARD AUTHORIZES 800,000 SHARE REPURCHASE


KANSAS CITY, MO, JUNE 23, 1997 -- Butler Manufacturing Company announced today that it has completed the sale of its Grain Systems division to CTB, Inc., for a approximately $34 million in cash. CTB, Inc. is a privately-owned company that owns several agricultural equipment entities, including Brock Manufacturing, a grain storage business based in Indiana.

Butler also announced that its Board of Directors authorized the repurchase of up to 800,000 shares of the Company's common stock. This share repurchase authorization replaces a prior 500,000 share authorization granted in September, 1995. Butler had repurchased 88,000 shares under the 1995 authorization at an average cost of $29 per share and currently has 7.8 million shares outstanding.

The sale of the Grain Systems division will generate an after-tax gain of about $13 million, or $1.70 per share, for Butler. The net proceeds of the sale of approximately $23 million will be used to fund investments in Butler's core building products businesses and share repurchases, which will be made from time to time in the open market or in privately negotiated
transactions.   The shares purchased under the authorization will be used for general corporate purposes, including the Company's employee stock plans, stock option plans and other appropriate uses.

Butler Manufacturing Company is the world's leading producer of pre-engineered building systems and is a supplier of specialty components and construction services for the nonresidential construction market.

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